Enova International, Inc. 175 West Jackson Blvd. Chicago, IL 60604

Via EDGAR

December 29, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Eric Valle

Re:	Enova International, Inc.
Amendment No. 1 to Registration on Form S-4
Filed December 29, 2025
File No. 333-292287

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Enova International, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on December 31, 2025, or as soon as practicable thereafter.

Please contact Charlotte May of Covington & Burling LLP at (202) 662-5732 with any questions you may have regarding this request. In addition, please notify Ms. May by telephone when this request for acceleration has been granted.

Respectfully,

Enova International, Inc.

By:	/s/ David Fisher
Name:	David Fisher
Title:	Chief Executive Officer

cc: Michael Butler, Grasshopper Bancorp, Inc.

Charlotte May, Covington & Burling LLP

Allison Schiffman, Covington & Burling LLP

Richard A. Schaberg, Hogan Lovells US LLP

Les B. Reese, III, Hogan Lovells US LLP

James Barresi, Squire Patton Boggs (US) LLP

Alison LaBruyere, Squire Patton Boggs (US) LLP